FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                12 July, 2006

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






This announcement is not for distribution or release in the United States of America, Canada, Japan or Italy or in any other jurisdiction in which offers or sales would be prohibited by applicable law.

International Power to Issue Approx EUR200 million Senior Convertible Bonds

(London - 11th July 2006) International Power announces that it intends to make an offering of Euro-denominated Senior Convertible Bonds which are expected to generate proceeds of approximately EUR200 million. The bookbuilding will commence upon issue of this statement and is expected to end by the close of business today. The coupon is expected to be within the range of 2.50% to 3.25%, with an expected initial conversion price at a premium of 35% to 40% above a reference price set during today. The Bonds will mature in 2013.

International Power expects to use the net proceeds from the sale of the Convertible Bonds towards funding the equity of US$288 million (approximately GBP162 million) incurred in the acquisition of the 632 MW coal fired Coleto Creek power generation facility in Texas.

As is frequently the case with these offerings, there will be an over-allotment option of up to a further EUR30 million (up to 15% of the offering amount). The over-allotment option can be exercised at any time up to (and including) the settlement date of the Convertible Bonds which is expected to be on or about 20th July.

The Convertible Bonds will be issued by International Power Finance (Jersey) II Limited (the "Issuer"), unconditionally guaranteed on a senior unsecured basis by International Power and convertible into exchangeable redeemable preference shares of the Issuer which will be automatically and immediately exchanged for ordinary shares of International Power.

Settlement of the Convertible Bonds is expected to take place on or about 20 July 2006. Application will be made to admit the Convertible Bonds to trading on the London Stock Exchange plc's gilt edged and fixed interest market, however settlement of the Convertible Bonds is not conditional upon obtaining such admission to trading. The Convertible Bonds may not be called until after 21 July 2009. The final terms and conditions of the Convertible Bonds will be determined and announced after the close of the bookbuilding.

The offering of the Convertible Bonds is by way of private placement outside of the United States, Canada, Japan and Italy. The Convertible Bonds will be offered to investors outside the United States in reliance on Regulation S under the U.S. Securities Act of 1933, as amended, and in compliance with the laws and regulations applicable in each country where the offering takes place.

Disclaimer
This announcement is for information purposes only, is not an offering memorandum or prospectus and should not be treated as offering material of any sort. This announcement constitutes an advertisement for the purposes of Article 15 of Directive 2003/71/EC. A prospectus in relation to the admission to trading of the Convertible Bonds on the gilt edged and fixed interest market of the London Stock Exchange is expected to be published in due course and, when published, will be available from the registered office of International Power plc. The distribution of this announcement and the offer and sale of the Convertible Bonds in certain jurisdictions may be restricted by law. Any persons reading this announcement should inform themselves of and observe any such restrictions. Any such offer will be made solely by means of a prospectus or offering memorandum to be published in due course and any purchase of Convertible Bonds should be made on the basis of the information contained in such prospectus or offering memorandum.

This announcement is not an offer of the securities to which it relates for sale in the United States. The Convertible Bonds have not been, nor will they be, registered under the United States Securities Act of 1933, as amended. The Convertible Bonds may not be offered or sold in the United States absent such registration or an applicable exemption from registration. No public offering will be made in the United States.
This announcement is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or to whom this announcement may otherwise be directed without contravention of
Section 21 of the Financial Services and Markets Act 2000 (all such persons together being referred to as "Relevant Persons"). This announcement is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this announcement relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

In connection with the offering, Citigroup Global Markets Limited (the "Stabilising Manager"), or any person acting for it, may over-allot or effect transactions with a view to supporting the market price of the Convertible Bonds at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Manager (or any person acting for it) to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilising shall be in compliance with all applicable laws, regulations and rules. The stabilisation period is expected to start on 11 July 2006, the date of this announcement and is expected to end no later than 20 July 2006 (the proposed settlement date of the Convertible Bonds).

For further information please contact:

Investor Contact:
Aarti Singhal
Telephone: +44 (0)20 7320 8681

About International Power
International Power plc is a leading independent electricity generating company with 17,650 MW (net) in operation and 1,359 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Turkey, Bahrain, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power is listed on the London Stock Exchange and the New York Stock Exchange (as ADR's) with ticker symbol IPR. Company website: www.ipplc.com




                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary